Exhibit 99.2

James Hardie announces Adjusted Net Operating Profit1

of US$48.6 million for Q3 Fiscal 2015 and US$164.1

million for the nine months ended 31 December 2014

James Hardie today announced its results for the third quarter of fiscal 2015 and the nine months ended 31 December 2014:

•

Group adjusted net operating profit[1] of US$48.6 million for the quarter and US$164.1 million for the nine months, increases of 11% for the quarter and 8% for the nine months, respectively, compared to the prior corresponding periods (“pcp”);

•	Group adjusted EBIT[1] of US$66.9 million for the quarter and US$223.2 million for the nine months, increases of 21% and 14%, respectively, compared to pcp;
•	Group net sales of US$388.4 million for the quarter and US$1,245.6 million for the nine months, increases of 10% and 11%, respectively, compared to pcp;
•	USA and Europe Fiber Cement Segment net sales of US$294.5 million for the quarter and US$951.4 million for the nine months, increases of 12% and 13%, respectively, compared to pcp;
•	USA and Europe Fiber Cement Segment EBIT margin of 21.6% for the quarter and 21.7% for the nine months;
•	Asia Pacific Fiber Cement Segment EBIT margin excluding New Zealand weathertightness claims of 25.0% for the quarter and 23.8% for the nine months; and
•	Capital expenditures of US$81.5 million for the quarter and US$241.0 million for the nine months.

CEO Commentary

“Our third quarter and nine months results continue to reflect increased volumes across our USA, European and Asia Pacific businesses, driving group net sales up 10% and 11% for the quarter and nine months, respectively. While our operating environment in the US has improved marginally compared to the prior corresponding quarter, we are yet to see the previously anticipated accelerated growth in the US residential market.” said James Hardie CEO, Louis Gries.

“Plant performance across our US network has continued to improve as the year has progressed, particularly compared to the first quarter, contributing to gross profit outpacing top line revenue growth for the group for the second consecutive quarter,” added Mr. Gries.

1 The Company may present financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the Non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the third quarter and nine months ended 31 December 2014.

“Our USA and Europe Fiber Cement segment EBIT margin for both the quarter and year to date has exceeded the prior corresponding periods, largely as a result of higher volumes and average net sales prices. For fiscal 2015, we continue to expect our full year USA and Europe Fiber Cement segment EBIT margin to remain within our target range of 20% to 25%,” said Mr. Gries.

Mr. Gries concluded, “When we look at the US housing market, and the broader US economy as a whole, we see continued uncertainty in the short term. However, our more positive view on the medium and longer-term outlook remains unchanged. We continue to invest in additional manufacturing capacity across our Asia Pacific and US networks, including capacity expansion projects at our Plant City, Cleburne and Carole Park locations. Further, we spent a combined US$65.4 million on the strategic purchases of our previously leased Rosehill site, and a parcel of land near our Tacoma plant, securing our manufacturing footprints in both locations for the long term.

Outlook

The Company expects our performance in the fourth quarter of fiscal 2015 to be consistent with our results for the first nine months of fiscal 2015. However, there is uncertainty due to the continued variability in the short term economic outlook, housing activity and changes in the prices of our raw material inputs. EBIT margins in our USA and Europe Fiber Cement Segment are expected to remain within our target range of 20% to 25% for fiscal 2015, absent any major external factors.

Net sales from the Australian business are expected to improve, tracking in line with expected growth in the detached housing market and an expected positive movement in the repair and remodel market.

The New Zealand business is expected to deliver improved results supported by a strong local housing market, particularly in Auckland and Christchurch, although at a more moderate rate of growth than the prior year.

The Philippines business is expected to grow, driven by increased penetration into the growing residential high rise market together with increased penetration into the strengthening commercial market.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2015 is between US$210 million and US$222 million. Management expects full year Adjusted net operating profit to be between US$210 million and US$222 million assuming, among other things, housing industry conditions in the United States continuing to improve and that an average exchange rates at or near current levels are applicable for the remainder of the fiscal year.

The comparable adjusted net operating profit for fiscal 2014 was US$197.2 million.

The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information

Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the quarter ended 31 December 2014 for additional information regarding the company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2014; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release.

END

Media/Analyst Enquiries:

Sean O’ Sullivan  Telephone:  +61 2 8845 3352

Vice President Investor and Media Relations Email:  media@jameshardie.com.au